ATTORNEYS AT LAW
17901 VON KARMAN AVENUE
SUITE 500
IRVINE, CALIFORNIA 92614
TELEPHONE: (949) 660-7700
FACSIMILE: (949) 660-7799

April 27, 2011

By EDGAR
Jessica Dickerson, Esq.
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

          Re: Chineselnvestors.com, Inc.
Form 10-12G/A
Filed January 20, 2011
Form 10Q
Filed January 28, 2011
File No. 000-54207

Dear Ms. Dickerson:

We are providing this letter to refer you to the changes, additions and deletions made in response to your comment letter dated April 6, 2011.

Form 10-12G/A filed Mar 25, 2011 Item 1. Business, page 3

SEC Item #1 - We note your response to comment two in our letter dated March 11, 2011, as well as your revised Form 10 disclosure. Neither your response nor the revised disclosure, provide the detailed analysis that we requested; as such we reissue the comment. Please provide us with a thorough analysis of how your services meet the requirements articulated by the Supreme Court in Lowe v. SEC (472 U.S. 181 (1985)). Additionally, we note in your response that you now reference the exception found in Section 202(a)(11)(B) of the Investment Advisers Act of 1940, as amended. Please provide us with your analysis as to how you are exempt from the Act under this Section.

Item #1 Response - The Registrant provides news and information about financial markets and education services regarding financial investing.  Some of the Registrant’s services are available free of charge to visitors to the Registrant’s website but most of the Registrant’s services are available only to subscribers.  As described in the registration statement, the services that Registrant provides are:

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

Education Materials (Video Training), Stock Investment

These training materials are offered in a CD/DVD format and are shipped to the purchaser immediately upon purchase and include 1) fundamentals critical to a consistent investment strategy, 2) what to look for in creating a fundamental analysis, 3) how to spot various trading opportunities, 4) how to find swing trading opportunities for individual stocks, 5) what is position trading and holding time analysis.  In addition we also provide evaluations as well as analyze all the sample shareholdings and volatile stocks in our sample portfolio.  These educational materials are based upon historic performance information and do not provide advice on current potential investments, but rather provide an educational point of reference only.

Option Investment & Trading Subscription Services

This program includes 1) instructional analysis for Market Index Option Trading, 2) instructional analysis for Stock Option Trading, 3) instruction and analysis for long term Stock Option Trading, 4) introductory articles for Options, 5) real-time market education and analysis, 6) pre-market analysis of three stock indexes daily chart analysis of index options for the Dow-Jones Industrial average, the NASDAQ index and the Standard & Poor’s index, with our views and outlook for the three index options including a sample daily tracking of option portfolio, etc.

US Market Megatrend Software

This product integrates a US Stock Market real-time stock trading simulation that focuses on providing educational fundamentals utilizing historical samples and trends.  This product is not tailored to individual investors’ particular portfolios, but purely on market factors. Based on the Wall Street investment philosophy of “From the Overall Market to Sectors to Individual Stocks” our educational and research support team work to provide to provide a superior experience to our subscribers.  This simulation software releases sample signals to buy and sell by tracking over 9,000 US stocks and certain indexes and repeatedly researching, calculating and analyzing them. With this simulation software investors will become more comfortable with anticipating market fluctuations and be able to make more analytical based investment decisions based upon certain market signals.  The system is able to promptly identify potentially profitable sectors and individual shares into which main market capitals flow into; therefore helping investors identify stock with growth potential based upon consecutive increases in value and the intermediate-priced and low-priced shares that would cover the scope of a stocks ability to increase in value.   Its goal is to help investors gain the initiative to benefit from stock fluctuations.

This software is designed to portray a generic mathematical investment model that highlights all companies that fall into a certain mathematical category characterization based upon other publicly available performance factors.  This model is explained and the companies highlighted are available to all subscribers and is not set up to generate specific advice to individual subscribers.

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

China Market Megatrend Software

Similar to the US Markets based product, this product integrates a China A-Shares real-time stock trading simulation that focuses on providing educational fundamentals utilizing historical samples and trends.

FOREX (Foreign Currency Exchange) Subscription Services

Offering services including 1) a daily FOREX Headline, 2) a daily Video FOREX Market Analysis, 3) educational alerts for our sample portfolio transactions, 4) a daily comment(s) review of key FOREX activity, etc.

Dark Horse Subscription Services

The Dark Horse column focuses on the US-listed small-cap stocks (with trading caps below 100 million shares); a place where investors from novices to professionals come to for ideas on which companies demonstrate certain characteristics indicating growth even in a challenged economy.   This is a subscription based service that analyzes individual stocks and provides an experienced investor’s opinion to all members of the service on various companies.  This analysis does not provide individual investment advice but rather provides an outlook as to the company’s current and potential performance to the entire group.   The Dark Horse research staff spends time daily researching small-cap stocks (virtually all of which are listed for trading on the NYSE or NASDAQ-NMS) to identify those issues with advancement potential based upon various commonly used measurement metrics every week from more than 9,000 US-listed stocks for the service's model portfolio.

Research reports on Dark Horse Stocks include a detailed analysis for those stocks where/when the price reaches a potential entering point, key business backdrop, market potential of the subordinated sector, fund statement of top-10 shareholders, ratings by boutique firms as well as the earnings per share, P/E ratio and P/B ratio of any of those stocks would be included in the reports.  The Company selects four to ten stocks periodically for inclusion on the watch list.  Our staff monitors news, analysts’ calls, reported trades by material shareholders and other persons required to publicly report trades, press releases and provides analysis and alerts to subscribers.  Subscribers are alerted to the release of reports on traded stocks from broker-dealers and  important news releases and our analyses of the material developments for the tracked Dark Horse stocks All the news related to the model portfolio stocks is provided in timely manner while the potential influences causing a price fluctuation of the stock are analyzed.   Dark Horse Model Portfolio Performances (Profit and loss conditions of the portfolio are shown in a table, price movements of model portfolio updated daily, and the yield conditions of the model portfolio is therefore clearly displayed.)

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

China Momentum Stock Subscription Services

China Momentum Stocks refer to those companies listed on a US Exchange but founded in China. These stocks are studied separately because the Chinese companies have their own unique features, thanks to the rapid economic development of China. Therefore the trading skills required to understand these securities and their issuers are different from those needed to trade successfully in other stocks.   This column focuses on the Chinese companies that go public in the USA through an IPO, exclusive of reverse mergers and OTC up-lists (up-lists onto the OTC).

•           Information about Chinese Stocks and analysis of relevant exchange traded funds (ETFs)

•           Daily analysis on China Momentum stocks

•           Trading Updates on Chinese Concept Stocks

•           China Momentum watch list

•           China Momentum Stock Portfolio

•           Tracking and analysis of China Momentum Stocks

•           Earnings Forecasts of Chinese Concept Stocks and related analysis

Key Introduction to Small-Cap Chinese Concept Stocks

Detailed analysis reports are provided for those stocks of which the price reaches a proper entering point. Key business backdrop, market potential of the subordinated sector, market potential of the sector, fund statement of top-10 shareholders, ratings by boutique firms as well as the earnings per share, P/E ratio and P/B ratio of any of those stocks would be included in the reports, while the comparison with data of peer stocks would also be analyzed at the same time, technical supports (usually buying points) and resistances (usually selling points) of the charts are also included in the reports.

The Issuer selects the stocks to be analyzed.  The Issuer provides news and analysis on China Momentum stocks.  The Issuer does not offer individualized investment advice for any subscriber.

Analysis on News and earnings Internet Concept Stocks Subscription Services

This service provides tracking and comments relative to boutique firms and conference calls related to internet sector stocks on hold or on track.  It also provides tracking and analysis relative to Internet concept stock indices (such as HHH), conducted in a timely manner so that the overall trends of the Internet Concept Stock sector become more defined.  Sample videos are provided for Members every month.

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

The Five Most-Bullish Stocks Subscription Services

The Five Most-Bullish Stocks selects 5 large-cap stocks every year from more than 9000 companies trading in the U.S. Those stocks cover the hottest sectors such as gold, energy, finance, restaurants and technology.  Information for these stocks include:

•           Tracking and analysis

•           Analysis in depth

•           Trading Portfolio

•           Trading Reminds

•           Institutional Holdings

•           Interior exchanges

General Advertising Services

The Company provides website based advertising services in the form of various types of advertising as may be observed throughout the website.

Free Analysis and Research Tools

We also provide a free stocks and research tool to our customers including the following services:

1.	Price charts of relevant stocks as well as the price and volume changes of the day.

After the ticker symbol of a specific stock is searched on the chinesefn.com website, the price chart of a certain period (today, 5d, 1m, etc) will be displayed with clear information of price movement, volume change as well as the highest and lowest points of 52 weeks. Dividend payment information will also be provided.

2.	News updates for relevant stocks.

News updates including the latest boutique firm ratings, company earnings, conference calls, merger and acquisition activity, as well as other information that may influence the price movements of relevant stocks are also provided for free.

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

Planned Additional Education Services

We plan to continue to expand our presence in China through the establishment of a WOFE (Wholly Owned Foreign Enterprise) as well as deployment of additional related services that will likely be provided by third party vendor(s).  The Company has not as yet identified such potential relationships but is working on updating its formal business strategy and plans to identify such potential third party or other partners prior to publishing its curricula.

We plan to substantially increase our presence in China, expanding our educational training and seminar products substantially.

We believe that we have the requisite blend of experience and technical skills related to financial market awareness and content publication to develop a series of course devoted to investor education and offered in the Mandarin language.  Based on the demands of individuals both in China and outside China as well as on the structure and features of the financial markets we anticipate we will be able to substantially increase our presence and revenues once we are able to offer services within China (Peoples Republic of China).

These courses will range in content providing basic knowledge and practical trading skills.  They will be coupled with training in the use of digitalized, randomized and quantized analyses for stock trading analysis and trading; helping the participants to be more skillful in practical trading as they progress through the course work.

Courses will also provide a number of actual cases and samples focusing on formal trading practice as well as the practical trading practices of experts that can be shared.  The course will also provide valuable real world experience from which to develop the participants’ own style of trading.

Based on the foregoing descriptions of the services that the Registrant is not an investment adviser within the meaning of Section 202(a)(11) of the Investment Advisers Act (15 U.S.C. §80b-2(a)(11).  The Registrant’s services fall within one or both of two categories, instruction and financial news.

In particular, the Registrant provides instruction and guidance on how to invest.  Those services fall within the exemption for a teacher whose investment advisory services are solely incidental to the practice of his profession.  While we were unable to locate any case or administrative guidance on the interpretation of Section 202(a)(11)(B) in the context of education, it seems clear that the instructional services provided in the case of many of the Registrant’s subscription services should fall within the education exemption for their instructional content.

In addition, the Registrant provides continuously updated news and information on the US and Chinese financial markets.   Section 202(a)(11)(D) of the Investment Advisers Act provides an exemption from registration as an investment adviser for the publisher of any bona fide newspaper, new magazine or business or financial publication of general and regular circulation.  While the news that the Registrant delivers is not in paper form, it is available to subscribers from the Registrant’s website.  Registrant’s financial news subscriptions should meet the definition of a bona fide financial publication in general and regular circulation.

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

The Supreme Court’s opinion in Lowe v. Securities and Exchange Commission (1985) 472 U.S. 181, dealt with a financial newsletter published by an individual previously convicted for various violations of the securities laws.  Other cases decided under Section 202(a)(11)(D) of the Investment Advisers Act involve a “newsletter” circulated to increase the price of a stock in a “pump and dump” scheme (Securities and Exchange Commission v. Franklin (9th Cir. 2008) and the publication of favorable stories by a syndicated newspaper columnist about stocks that he had been permitted to purchase at discount.  (Zweig v. Hearst Corp. (9th Cir. 1979) 594 F.2d 1261.)  The Registrant does not present the conflicts of interest as in Franklin and Zweig.  The Registrant does not promote particular stocks.  The Registrant publishes news on numerous stocks, market segments and indexes.

The Lowe case stands for the proposition that the exclusion of Section 202(a)(11)(D) “uses extremely broad language that encompasses any newspaper, business publication, or financial publication provided that two conditions are met.  The publication must be ‘bona fide,’ and it must be ‘of regular and general circulation.’  Neither of these conditions is defined, but the two qualifications precisely differentiate ‘hit and run tipsters’ and ‘touts’ from genuine publishers.  Presumably a ‘bona fide’ publication would be genuine in the sense that it would contain disinterested commentary and analysis as opposed to promotional material disseminated by a ‘tout’.  Moreover, publications with a ‘general and regular’ circulation would not include ‘people who send out bulletins from time to time on the advisability of buying and selling stocks.”  (472 U.S. at 206.)

The Supreme Court went on to say, “the dangers of fraud, deception, or overreaching that motivated the enactment of the statute are present in personalized communications but are not replicated in publications that are advertised and sold in an open market.”  (472 U.S. at 210.)  In further defining the exclusion for a publication, the Supreme Court stated, “The content of the publications and the audience to which they are directed in this case reveal the specific limits of the exclusion.  As long as the communications between petitioners and their subscribers remain entirely impersonal and do not develop into the kind of fiduciary, person-to-person relationships that were discussed at length in the legislative history of the Act and that are characteristic of investment adviser-client relationships, we believe the publications are, at least presumptively, within the exclusion and thus not subject to registration under the Act.”  (Id.)

Against that background, it should be clear that the Registrant is a publication within the meaning of Lowe and should not be subject to registration under the Investment Advisers Act.  While the form of delivering the financial news may not have been contemplated when the Investment Advisers Act was passed, the Registrant’s activities and relationship with its subscribers, as clarified in the Lowe case are within the exclusion of Section 202(a)(11)(D).

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

According to Harold Bloomenthal, “The Commission’s staff, to determine whether a person is an investment adviser, has historically utilized a three-part analysis:  (1) is the person providing advice or issuing reports or analyses regarding securities; (2) is the person in the business of providing such services; and (3) is the person providing such services for compensation?”  (W. Bloomenthal, Securities Law Handbook §20.20 at 1354.)  A publication giving disinterested investment advice is eligible for the exclusion under Section 202(a)(11)(D).  (Id. at §20.23.)

This is not a case where advise is given based on the stock holdings of the principals of the Registrant.  (Cf.  SEC v. Park (N.D. Ill. 2000) 99 F. Supp.3d 889.)   The principals of the Registrant disclose when they have an interest in the stock that is the subject of the analysis or discussion.   The Registrant is not a scalper or tout and should not be denied the publication exemption.

SEC Item #2 - We note your response to comment three in our letter dated March 11, 2011; however, notwithstanding your response, we were unable to locate any revised disclosures that appeared to address our comment. Accordingly, we reissue the comment. Please expand your disclosure to address how you produce the content that is available through your website. Matters you may wish to address include the number, backgrounds, and qualifications of your editors, how they produce the content available through your website, whether they conduct original research and, if so, how, whether they use materials generated by third-parties, how they select companies and industries to write about, whether they interview or visit companies that they cover, and whether you or they have relationships with the companies that they cover. In your response to this and all our other comments, please specify the page or pages on which revised disclosures appear.

Item #2 Response - The Registrant has five full time editorial staff members.  Each staff member is a graduate of a college in China.  Each is fluent in English.  The staff members monitor CNBC, Bloomberg and other sources of financial news for developments on the stocks being tracked.  They do in fact listen to conference calls conducted by the management of the tracked stocks, but do not ask questions.  The staff members translate the news, developments and their notes and provide that information to the subscribers.  The stocks tracked are generally large capitalization stocks traded on the NYSE or NASDAQ-NMS.  Companies are selected based on industry and market segment.  The Registrant periodically selects or drops the companies being tracked.

Please see our additional disclosure in our form 10-12G section general company information,

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 35

SEC Item #3 - In Note 3, you state that Mr. Wang has 1.2 million options exercisable prior to December 2010. Please tell us the current status of these options and update your disclosure accordingly.

Item #3 Response - Upon further review of these options the company discovered that due to a lack of record keeping and the time frame of the original issuance of these options the Company could not provide adequate documentation to support that these options had not expired.  Therefore, the Board issued a resolution noting these options had expired and voted to issue similar new options to the CEO in the current quarter under review.  Please see the 2/28/2011 10Q Document, note 2, stock based compensation, as filed on April 27, 2011 for accounting treatment of these options."

Item 11. Description of Registrant's Securities to be Registered, page 39

SEC Item #4 - We note your response to comment twelve in our letter dated March 11, 2011. Please confirm to us whether your common stock has any dividend rights. If your common stock does have dividend rights, please outline these rights briefly. Refer to Item 202(a)(1)(i) of Regulation S-K.

Item #4 Response - The common stock fully participates in dividends.  It is not anticipated that the Registrant will be declaring distributions in the immediate future.  Disclosure to this effect was added to the Form 10/12G under section 11 as well as in the financial section under Note 3.

Critical Accounting Policies and Estimates, page F-21

SEC Item #5 - In the first bullet point, you state that "the Company is not allowed to sell to China based customers." However, in the last risk factor on page 22, you state that your revenue growth depends on acceptance and use of electronic commerce in the PRC, Hong Kong, and Taiwan. Please reconcile these disclosures.

Item #5 Response - We have added the following disclosure to the Form 10/12 GA under the section Risk Factors, Risks Associated with Operating in the PRC.  The company is not currently allowed to sell to China Based customers because of its representative office status as disclosed in Critical Accounting Policies and Estimates. However, The Company’s long term strategic plan involves expanding the Company’s presence in China through the establishment of a WOFE (Wholly Owned Foreign Enterprise).  Once this WOFE is established the company will be able to sell to China based customers. The statement in the risk factors is dependent on the company meeting its strategic goals and establishing a WOFE in the future to expand revenue growth.

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

Quarterly Report on Form 10-Q/A for the Period Ended November 30, 2010 Item 2. Management's Discussion and Analysis . . . , page 14

SEC Item #6 - We reissue comment 16 in our letter dated March 11, 2011. Please remove reference to "this registration statement on Form 10-12G/A filed March 25, 2011" as this report is your Form 10-Q/A and not your registration statement.

Item #6 Response - This has been updated in the corrected Form 10Q for the third quarter as filed with the SEC April 20.

Item 4. Controls and Procedures, page 20

We note your response to comment 18 in our letter dated March 11, 2011, as well as your revised disclosure. Notwithstanding your revised disclosure, you still have not provided the requested disclosures; consequently, we reissue the comment. Please amend your quarterly report on Form 10-Q for the quarterly period ended November 30, 2010 in the following respects:

SEC Item #7 - Please disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of November 30, 2010 (the end of the period covered by the report), based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 under the Exchange Act. Please refer to Item 307 of Regulation S-K and Item 4 of Part II of Form 10-Q.

Item #7 Response - This disclosure has been changed to the following:

“As disclosed in our Form 10-12 G/A the Company’s principal Executive officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of the issuance date of that filing and it is our conclusion that the remain ineffective as of the date of this filing.”

•
If you choose to provide the definition of the term "disclosure controls and procedures" in your disclosure instead of simply referring to the rule in which the term is defined, please set forth the full definition of the term set forth in Rule 13a-15(e). Please note that the definition consists of two sentences, and both sentences must be included in your disclosure if you choose to set forth the definition.

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

The disclosure has been changed to the following:

“For purposes of this section, the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

•
If you choose to include additional disclosure explaining that your disclosure controls and procedures can provide only reasonable and not absolute assurance, you must express your effectiveness conclusion in terms of this reasonable assurance standard.

The disclosure has been changed to the following

“As disclosed in our Form 10-12 G/A the Company’s principal Executive officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of the issuance date of that filing and it is our conclusion that the remain ineffective as of the date of this filing.”

•	Please do not qualify your disclosure controls and procedures disclosure with reference to your Exchange Act registration statement on Form 10.

All References to the Form 10 have been removed

SEC Item #8 - Please revise your changes in internal controls disclosure to specify the particular changes that occurred during the quarterly period ended November 30, 2010.

Item #8 Response - The internal controls disclosure has been updated to the following language based on your comments above.

The Company’s Principal Executive Officer and Principal Financial Officer concluded that our disclosure controls and procedures were not effective as of the Quarter ended and the issuance date of this filing.

Jessica Dickerson, Esq.
Securities and Exchange Commission
Division of Corporate Finance
April 27, 2011

We have identified material weaknesses in our internal controls over financial reporting. More specifically, the Company does not maintain a sufficient complement of personnel with an appropriate level of accounting and financial reporting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements and the complexity of our operations and transactions. We also do not maintain an adequate system of processes and internal controls sufficient to support our financial reporting requirements and produce timely and accurate U.S. GAAP financial statements consistent with being a public company.

Although the Company has implemented changes in internal controls over financial reporting described below and performed additional analysis and reviews in connection with the preparation of the financial statements and disclosures in this Form 10-Q, our management concluded that these controls were not operating for a sufficient amount of time to conclude that our internal controls over financial reporting were effective as of February 28, 2011.

In order to further enhance our internal controls, management is currently working with our audit committee to identify and implement corrective actions to improve our disclosure controls and procedures and our internal controls. Specifically, the Company is currently evaluating the controls currently in place and a plan of action to add additional controls and expertise as necessary to correct the problems identified. The company has hired an internal control consultant to implement these corrective actions and is considering hiring a Controller to further segregate duties within the company. We believe these actions will remediate the material weakness described above once implemented. However, the material weakness will not be considered remedied until the applicable remedial controls are implemented and operate for a sufficient period of time and management has concluded that these controls are operating effectively. Our management plans to continue to work with our audit committee to continue to identify and implement corrective actions, where required, to further improve our disclosure controls and procedures and internal controls.

Please call the undersigned with any questions or concerns as you review the Form 10 and Form 10 Q.

Very truly yours,
IRVINE VENTURE LAW FIRM, LLP
/s/ Michael E. Shaff
Michael E. Shaff

cc:	Mr. Brett Roper Mr. Warren Wang